Pareteum® Corporation TEUM Enters Definitive Agreement to Acquire iPass • November 13, 2018 • New York, New York USA Filed by Pareteum Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: iPass Inc. Commission File No: 000 - 50327

2 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 2 Safe Harbor Statement Forward - Looking Statements Statements in this presentation regarding Pareteum’s offer to acquire iPass Inc. (“iPass”), the expected timing of the propos ed transaction, the potential benefits of the acquisition (including potentially accretive and synergistic benefits), Pareteum’s expected future performance (including expected results of operations and fin anc ial guidance), the combined company’s future financial condition, operating results, strategy and plans, and all other statements in this presentation other than the recitation of historical fac ts are forward - looking statements. These statements are based on current expectations or beliefs, as well as a number of assumptions about future events, and are subject to factors and uncertainties th at could cause actual results to differ materially from those described in the forward - looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the ultimate outcome of any possible transaction between Pareteum and iPass, including the possibilities that iPass’s secured lender will not consent to the transaction; if a transaction between Pareteu m a nd iPass were to occur, the ultimate outcome and results of integrating the operations of Pareteum and iPass, the ultimate outcome of Pareteum’s operating strategy applied to iPass and the ultimate abi lit y to realize synergies; the effects of the business combination of Pareteum and iPass, including the combined company’s future financial condition, operating results, strategy and plans; and n ega tive or worsening worldwide economic conditions or market instability. The foregoing does not represent an exhaustive list of risks. Additional factors are described in Pareteum’s public filings w ith the SEC, and other factors will be described in the Registration Statement on Form S - 4 to be filed by Pareteum. Moreover, Pareteum operates in a very competitive and rapidly changing environment. New ris ks emerge from time to time. It is not possible for Pareteum’s management to predict all risks, nor can Pareteum assess the impact of all factors on its business or the extent to which any fa ctor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements Pareteum may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the inf ormation in this presentation. Any forward - looking statements in this presentation are not guarantees of future performance, and actual results, developments a nd business decisions may differ from those contemplated by those forward - looking statements, possibly materially. Accordingly, you should not place undue reliance on any such forward - looking st atements. All forward - looking statements included in this presentation are based on information available to Pareteum management on the date of such information. Except to the extent required by a ppl icable laws or rules, Pareteum undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. All subseque nt written and oral forward - looking statements attributable to Pareteum or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained thr oug hout this presentation.

3 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 3 Transaction Overview: Acquisition of iPass, Inc. by Pareteum Corporation • Pareteum to acquire iPass in an all - stock transaction at a fixed exchange ratio of 1.17 shares of Pareteum common stock per iPass share plus the assumption of $2.3 million of iPass net debt (1) • Pareteum stockholders to own 91% and iPass shareholders to own 9% of Pareteum’s issued common stock upon completion (2) • Offer represents approximately 0.65x of 2018E revenue of approximately $40 million Purchase Price Fully Financed • No external financing required Financial Impact • Expected to be significantly accretive to Pareteum, with $2.0 million increase in earnings ($0.02 per share) and $5.5 million increase in Non - GAAP earnings ($0.05 per share) • Strong growth in pro forma operating cash flow generation • Material cost synergies – greater than $15 million • Expanded revenue upside from cross - selling and new product sets Source: Company filings. (1) As of 9/30/2018; includes cash of $4.9 and debt principal balance of $10.5m, including $0.5m of debt end of term fee. (2) Se e page 17 for details.

4 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 4 Transaction Overview (Continued) Acquisition of iPass, Inc. by Pareteum Corporation Management Implementation, Approvals & Closing • Pareteum Management and Board remains 100% intact • Certain key personnel of iPass have been identified and will be retained • Acquisition to be implemented via an exchange offer to iPass shareholders • Tender offer to commence within 20 days • Other customary conditions and consents required • Closing targeted for early Q1'19 Exchange Listing • Pareteum will maintain listing on the Nasdaq under the symbol TEUM • iPass’s Nasdaq and OTC listing will be delisted Uniting Two Leading Cloud Technology Companies

5 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 5 Compelling Strategic Rationale A Transformational and Value Enhancing Combination • Enhanced ability to acquire 700 new enterprise customers together with iPass’ SmartConnect and big data solutions and Pareteum’s cloud native platform creates an integrated value package with global reach Expansion • Carrier fee and cloud cost economies of scale – approx. $3 million • Reduction in corporate overhead and capex – approx. $12 million • Pro forma 2018E revenue and Adj. EBITDA of $92mm and $18.7mm (1) , respectively Scale • Accretive to pro forma EPS +$0.02 and Non - GAAP EPS +$0.05 • Enhanced financial profile with which to access the capital markets Earnings & Capital • Strong platform for acquisitions and market consolidation • Significant pipeline of potential add - on M&A • Strong growth in pro forma cash flow Platform (1) Includes $15m of run - rate cost savings.

6 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 6 Connections 10,400,000 6,000,000 4,400,000 2018E Revenue $92.0m $40.0m $52.0m 2018E PF Adj. EBITDA $18.7m $5.5m (incl. synergies) (2) $13.2m (1) Product Overview Complementary Core Strengths Leading global software defined cloud company Managed Services Platform Global Software Defined Cloud SuperAPI x MVNE x MVNO x CSP x CSP x Enterprise x Channels x MVNE x MVNO x CSP Leading mobile connectivity & data intelligence company Intelligent Connection Management High Value Location Data Mobile Connectivity Big Data x MNO x MVNO x CSP x CSP x Enterprise x MNO x Enterprise x Retail x Channels Source: Company filings. (1) Assumes annualized synergies of $4.3m from Artilium acquisition. (2) Assumes $15m of synergies; iPass standalone EBITDA o f ( $9.5m). v3.0 Uniting Two Leading Cloud Technology Companies

7 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 28.5M 46K 2.2M 1.8M 31M iPass + Pareteum = Global Connectivity Access for Open Mobility and Open Applications *June 2017 Ericsson Mobility Report https://www.ericsson.com/assets/local/mobility - report/documents/2017/ericsson - mobility - report - june - 2017.pdf Teaming Agreement Strategic Alliance Latin America 770 M North America 430 M Africa 1,770 M Europe 1,190 M AsiaPac 4,820 M 68M+ Wi - Fi Hot Spots in 180+ Countries 1,000+ GSM and 200 CDMA SMS Global Agreements 48 MNO Global Agreements in 73 Countries

8 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 8 Pareteum - iPass Alliance: Q2 2017 - Q3 2018: 18 weeks so far… Closed Transactions … Joint Sales… Always Be Closing… $19M 36M - CRB value $9.0M 36M - CRB value $10.0M 36M - CRB value 14 Opportunities 8 Pending Sales 6 Sales Wins Service Suite Customer Application Case GCSP+ Connectivity + Wi - Fi Airport Wireless Provider Providing Wi - Fi service to APAC Airport GSDC + Connectivity + Wi - Fi Full Service Virtual Mobile Provider Multi - use to Enterprise Mobile workforce + multi campus Wi - Fi performance data GSDC + Connectivity + Wi - FI Rural Wireless Internet Service Provider Providing economics for Wi - Fi first enterprise mobility strategy GSDC + Connectivity + Messaging + Wi - FI MVNO Helping retail MVNO to provide integrated Wi - Fi and wireless GSDC + Connectivity + Wi - Fi + e - commerce Streaming Media Content and Cable Company Taking a powerful cable station brand directly to wireless subscribers GSDC + Connectivity + Wi - FI Social Media and Gaming Portal Enabling developers to add mobile communication services combined with Wi - Fi with simple super API GSDC + Connectivity + Wi - FI National Mobile Virtual Network Enabler Speed to market for instant mobile plans for consumers 2 Managed Service Platform • Mobile Network Operators – branded cellular, triple/quad play media & enterprise broadband services wireless and Wi - Fi infrastructure 12 Global Cloud Services • CSPs, Businesses, and Developers: Internet of Things; Banks, Industrial and IT managing wireless connectivity • Affinity Marketing Branded Services: requiring wifi + connectivity • Social media & computer gaming: requiring connectivity and messaging using global wifi • New opportunities added to pipeline regularly and with increasing frequency • Highly qualified/advanced sales cycle stages: • 2 Multinational Enterprise : Banking, IOT(water meters) • 1 Managed Services Platform • 3 Global Software Defined Cloud Services: Healthcare monitoring • 2 Social media & computer gaming GSDC + e - commerce + Wi - Fi e - commerce Solution Company Enabling multiple products, currency denominations, & multi - level commission structure plus analytics for Wi - Fi and cellular GSDC + Connectivity + Wi - Fi Worldwide Concierge & Travel Solutions Company Expanding existing partnerships with airlines to deliver mobile services to enterprise customers Note: GSDC = Global Software Defined Cloud.

9 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 9 2018E Pro Forma Combination ($ in millions) Pareteum iPass Synergies (1) Pro Forma Combined Revenue $52.0 $40.0 $92.0 COGS (19.0) (24.0) 3.0 (40.0) Gross Profit 33.0 16.0 3.0 52.0 Operating Exp. (33.9) (28.0) 12.0 (49.9) Non - Operating Exp. (0.1) (1.0) (1.1) Net Income $(1.0) $(13.0) $15.0 $1.0 Adjusted EBITDA $13.2 $(9.5) $15.0 $18.7 (1) Detailed breakdown of synergies on slide 12; excludes estimated $3.3m of costs to achieve synergies.

10 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 10 2018E Pro Forma Synergy Analysis ($ in millions) 2018 Timing Network Access Costs $3.0 Achieved by end of Q2 2019 ($1.75 million prior to close) Payroll and Benefits 8.4 Achieved by end of Q3 2019 ($7.75 million prior to close) Office Lease 1.1 Fully achieved by end of 2019. Insurance 0.5 Fully achieved at close Legal Costs 1.0 Fully achieved at close Public Company Expenses 0.5 Fully achieved at close Consulting Fees 0.5 Fully achieved at close Total $15.0

11 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 11 2019E - 2022E Pro Forma Financial Summary ($ in millions) 2019E (1) 2020E 2021E 2022E Revenue $144 $202 $266 $322 COGS (57) (85) (116) (143) Gross Profit 87 117 150 179 Operating Exp. (60) (70) (80) (90) Non - Operating Exp. (7) (17) (30) (38) Net Income $20 $30 $40 $51 Adjusted EBITDA $40 $57 $78 $107 Non - GAAP Basic EPS $0.38 $0.54 $0.73 $1.01 Basic EPS $0.19 $0.28 $0.38 $0.48 Diluted EPS $0.18 $0.27 $0.35 $0.44 (1) Excludes estimated $3.3m of costs to achieve synergies.

12 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 12 Conclusion Complements and extends Pareteum’s footprint globally Combination Enables Pareteum to Cement its Leadership Position in Cloud Communications 1 Enhances product set to better serve both Pareteum and iPass customers 2 Significant potential to monetize customer bases through cross - sell and upsell 3 A larger platform from which to expand into new markets and pursue further acquisition opportunities 4 Significant synergy and value creation potential which will enhance stockholder value 5

13 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 13 Appendix

14 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 14 Adjusted EBITDA Reconciliation ($ in millions) 2018 2019 2020 2021 2022 Net Income $1.0 $20.0 $30.0 $40.0 $51.0 Depreciation and Amortization 6.0 4.0 4.0 4.0 4.0 Interest Expense 1.0 1.0 0.0 0.0 0.0 Taxes 0.2 3.0 10.0 22.0 40.0 Stock Based Compensation 8.5 8.0 10.0 10.0 10.0 Restructuring Expense 2.0 4.0 3.0 2.0 2.0 Adjusted EBITDA $18.7 $40.0 $57.0 $78.0 $107.0

15 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 15 2019E - 2022E Pro Forma Growth Rate Comparison ($ in millions) 2018 2019 2020 2021 2022 Revenue (IPAS Transaction) $92.0 $144.0 $202.0 $266.0 $322.0 Growth Rate 57% 40% 32% 21% Revenue (ARTA Transaction) $49.0 $74.9 $104.6 $137.5 $175.2 Growth Rate 53% 40% 31% 27%

16 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved Pro Forma Combined Capitalization Table Pareteum pro forma capitalization as of September 30, 2018 Common TEUM (000's) Share Fully Equivalents Warrants Options Diluted Issued & Outstanding 96,581 3,601 3,502 103,685 Convertible Debt 31 722 753 Total Equity 96,612 4,323 3,502 104,438 Transaction Adjustment Consideration Shares 9,681 9,681 Pro-Forma Total Equity 106,293 4,323 3,502 114,119 % Parteum Stockholders 90.9% 91.5% % Ipass Stockholders 9.1% 8.5% 100% 100% Note: Not inclusive of approximately 0.3mm iPass shares which are currently out of the money but which may be assumed by Pareteum as part of the transaction.

17 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 17 Additional Information Important Additional Information to be Filed with the SEC This document relates to a pending business combination transaction between Pareteum and iPass . The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an off er to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange wo uld be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Pareteum will file a registration sta tement on Form S - 4 related to the transaction with the SEC and may file amendments thereto. Pareteum and a wholly - owned subsidiary of Pareteum will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other ex cha nge offer documents) related to the transaction with the SEC and may file amendments thereto. iPass will file a recommendation statement on Schedule 14D - 9 with the SEC and may file amendments thereto. iPass and Pareteum may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D - 9 or any other document which iPass or Pareteum may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offe r d ocuments), the recommendation statement on Schedule 14D - 9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will con tain important information about the transaction. Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov . In addition , Pareteum’ stockholders will be able to obtain free copies of such materials by contacting Ted O’Donnell, Pareteum’s Chief Financial Officer, at (646) 810 - 2182, or requesting by mail to Pareteum as follows: Pareteum Corporation, Attn: Chief Financial Officer, 1185 Avenue of the Americas, 37 th Floor, New York, NY 10036.